Exhibit 99.1

JAGUAR MINING INC.

Consolidated Financial Statements

December 31, 2008 and 2007

AUDITORS' REPORT TO THE SHAREHOLDERS OF JAGUAR MINING INC.

We have audited the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, and shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 23, 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.  These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada.  Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment.  In fulfilling its responsibilities, management has developed and maintains a system of internal controls.  These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements.  The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee.  The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management.  These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

March 23, 2009

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jaguar Mining Inc.

We have audited Jaguar Mining Inc. (the  Company )'s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registrant s Public Accounting Firm within its Form 40-F. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control  Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders  equity for the year ended December 31,2008, and our report dated March 23, 2009 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 23, 2009

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jaguar Mining Inc.

We have audited the accompanying consolidated balance sheets of Jaguar Mining Inc. (the  Company ) as of December 31, 2008 and December 31, 2007 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders  equity for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2008, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 23, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

JAGUAR MINING INC.

Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)

	December 31, 2008	December 31, 2007

Assets
Current assets:
Cash and cash equivalents (Note 17)	$20,560	$45,711
Cash in trust (Note 13(b))	-	837
Inventory (Note 3)	19,946	10,724
Prepaid expenses and sundry assets (Note 4)	5,351	11,897
Unrealized foreign exchange gains (Note 5(a)(ii))	-	1,680
Forward purchases derivative asset (Note 5(a)(i))	-	924
	45,857	71,773

Prepaid expenses and sundry assets (Note 4)	26,164	13,913
Net smelter royalty (Note 6)	1,006	1,225
Restricted cash (Note 7)	3,106	3,102
Property, plant and equipment (Note 8)	148,422	82,945
Mineral exploration projects (Note 9)	79,279	61,273

	$303,834	$234,231

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$13,416	$12,993
Notes payable (Note 10)	4,319	11,699
Income taxes payable	8,626	3,519
Asset retirement obligations (Note 11)	1,337	269
Forward sales derivative liability (Note 5(a)(i))	-	9,844
Unrealized foreign exchange losses (Note 5(b)(ii))	2,421	-
	30,119	38,324

Forward sales derivative liability (Note 5(a)(i))	-	5,580
Deferred compensation liability (Note 14)	434	-
Notes payable (Note 10)	69,729	83,920
Future income taxes (Note 12)	-	2,182
Asset retirement obligations (Note 11)	6,828	2,706
Total liabilities	107,110	132,712

Shareholders' equity
Common shares (Note 13(a))	245,067	141,316
Warrants (Note 13(b))	-	245
Stock options (Note 13(c))	19,059	19,218
Contributed surplus	1,167	1,153
Deficit	(68,569)	(60,413)
	196,724	101,519
Commitments (Notes 5,8, 9, and 19)
Subsequent events (Note 20)
	$303,834	$234,231

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Gold sales	$93,657	$47,834	$21,179
Production costs	(50,355)	(25,172)	(13,195)
Other cost of goods sold	(3,255)	(3,141)	(447)
Stock-based compensation (Notes 13(c) and 14)	(24)	-	-
Depletion and amortization	(12,669)	(5,232)	(2,376)
Gross profit	27,354	14,289	5,161

Operating expenses:
Exploration	3,536	2,365	183
Stock-based compensation (Note 13(c) and 14)	1,238	10,750	5,990
Administration	12,571	9,617	6,334
Management fees (Note 16(a))	854	747	739
Amortization	264	-	-
Accretion expense (Note 11)	490	138	27
Other	379	2,782	1,527
Total operating expenses	19,332	26,399	14,800

Income (loss) before the following	8,022	(12,110)	(9,639)

Loss on forward derivatives (Note 5(a)(i))	318	9,908	6,823
Loss (gain) on forward foreign exchange derivatives (Note 5(a)(ii))	2,623	(3,690)	(1,555)
Foreign exchange gain	(2,477)	(2,280)	(1,871)
Amortization of deferred financing expense	-	-	698
Interest expense	11,584	11,170	270
Interest income	(3,850)	(4,601)	(1,582)
Gain on disposition of property (Note 9(a))	(452)	(381)	-
Other non-operating expenses	-	230	-
Total other expenses	7,746	10,356	2,783

Income (loss) before income taxes	276	(22,466)	(12,422)
Income taxes (Note 12)
Current income taxes	6,172	3,519	591
Future income taxes (recovered)	(1,640)	1,675	(267)
Total income taxes	4,532	5,194	324

Net loss and comprehensive loss for the year	(4,256)	(27,660)	(12,746)

Basic and diluted net loss per share (Note 15)	$(0.07)	$(0.52)	$(0.30)

Weighted average number of common shares outstanding (Note15)	62,908,676	53,613,175	43,114,563

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the year	$(4,256)	$(27,660)	$(12,746)
Items not involving cash:
Unrealized foreign exchange (gain) loss	(3,471)	7,907	(97)
Stock-based compensation	1,262	10,750	5,990
Amortization of deferred financing costs	-	-	698
Non-cash interest expense	1,982	2,953	-
Accretion expense	490	138	27
Future income taxes (recovered)	(1,640)	1,675	(267)
Depletion and amortization	12,933	5,232	2,376
Amortization of net smelter royalty	219	310	-
Interest on loans receivable	-	-	(102)
Unrealized loss on forward sales derivatives	-	4,284	6,823
Unrealized loss (gain) on foreign exchange contracts	4,102	(972)	(709)
Gain on disposition of property	-	(381)	-
Reclamation expenditure	-	(157)	(105)
Change in non-cash operating working capital
Accounts receivable	-	1,742	(1,161)
Inventory	(4,361)	(2,624)	(2,193)
Prepaid expenses and sundry assets	(14,200)	(11,659)	(8,041)
Accounts payable and accrued liabilities	423	6,991	1,269
Current taxes payable	5,107	2,928	591
	(1,410)	1,457	(7,647)
Financing activities:
Issuance of common shares, special warrants and warrants, net	105,803	30,138	56,102
Shares purchased for cancellation	(6,381)	(2,089)	(4)
Settlement of forward derivatives	(14,500)	-	-
Increase in restricted cash	(4)	2,925	(6,027)
Repayment of debt	(18,654)	(6,086)	(2,078)
Increase in debt	3,848	64,604	14,965
	70,112	89,492	62,958
Investing activities
Mineral exploration projects	(37,087)	(27,233)	(24,663)
Purchase of property, plant and equipment	(52,210)	(35,859)	(25,422)
	(89,297)	(63,092)	(50,085)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(4,556)	3,095	-
Increase (decrease) in cash and cash equivalents	(25,151)	30,952	5,226
Cash and cash equivalents, beginning of year	45,711	14,759	9,533
Cash and cash equivalents, end of year	$20,560	$45,711	$14,759

Supplemental cash flow information (Note 17)

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

	Common Shares		Warrants		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2005	33,346,337	48,013	9,259,385	6,554	4,425,300	4,026	117	(18,711)	39,999
Public offering	11,435,000	47,363	343,050	584	-	-	-	-	47,947
Shares acquired under normal course issuer bid and cancelled (Note 13(a)(ii))	(1,000)	(2)	-	-	-	-	-	(2)	(4)
Exercise of purchase and compensation warrants	1,965,335	9,303	(1,965,335)	(2,053)	-	-	-	-	7,250
Warrants expired	-	-	(1,895,800)	(1,013)	-	-	1,013	-	-
Options granted (Note 13(c))	-	-	-	-	3,045,000	-	-	-	-
Stock based compensation	-	-	-	-	-	6,399	-	-	6,399
Exercise of stock options	1,171,236	1,357	-	-	(1,839,300)	(1,252)	-	-	105
Options expired	-	-	-	-	(200,000)	(316)	-	-	(316)
Vested options expired upon termination	-	-	-	-	(13,000)	(19)	19	-	-
Unvested options expired upon termination	-	-	-	-	(149,000)	(93)	-	-	(93)
Repayment of share loan	-	800	-	-	-	-	-	-	800
Interest income -share purchase loans	-	-	-	-	-	-	-	34	34
Net loss	-	-	-	-	-	-	-	(12,746)	(12,746)
Balance December 31, 2006	47,916,908	106,834	5,741,300	4,072	5,269,000	8,745	1,149	(31,425)	89,375

Balance, December 31, 2006	47,916,908	106,834	5,741,300	4,072	5,269,000	8,745	1,149	(31,425)	89,375
Adjustment to opening deficit (Note 2(a)(xvi))	-	-	-	-	-	-	-	165	165
Private placement (Note 10(g))	2,156,250	10,851	-	-	-	-	-	-	10,851
Shares acquired under normal course issuer bid and cancelled (Note 13(a)(ii))	(236,400)	(596)	-	-	-	-	-	(1,493)	(2,089)
Warrants forced out	67,211	72	(225,403)	(152)	-	-	-	-	(80)
Exercise of purchase warrants	5,670,297	23,678	(5,366,721)	(3,671)	-	-	-	-	20,007
Warrants expired	-	-	(5,095)	(4)	-	-	4	-	-
Options granted (Note 13(c))	-	-	-	-	2,808,500	-	-	-	-
Stock based compensation	-	-	-	-	-	10,792	-	-	10,792
Exercise of stock options	160,134	477	-	-	(216,842)	(277)	-	-	200
Unvested options expired	-	-	-	-	(55,000)	(42)	-	-	(42)
Net loss	-	-	-	-	-	-	-	(27,660)	(27,660)
Balance December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering (Note 13(a)(i))	8,250,000	103,891	-	-	-	-	-	-	103,891
Shares acquired under normal course issuer bid and cancelled (Note 13(a)(ii))	(647,300)	(2,481)	-	-	-	-	-	(3,900)	(6,381)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Options granted (Note 13(c))	-	-	-	-	130,000	-	-	-	-
Stock based compensation	-	-	-	-	-	916	-	-	916
Exercise of stock options	501,100	1,343	-	-	(699,645)	(1,020)	-	-	323
Vested options expired upon termination	-	-	-	-	(10,000)	(14)	14	-	-
Unvested options expired upon termination	-	-	-	-	(165,000)	(41)	-	-	(41)
Net loss	-	-	-	-	-	-	-	(4,256)	(4,256)
Balance, December 31, 2008	63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

1.	Nature of Business:

The activities of Jaguar Mining Inc. (the "Company") are directed towards developing and operating mineral projects in Brazil.

2.	Significant Accounting Policies:

(a)	Existing Accounting Policies:

(i)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”) and Mineração Turmalina Ltda. (“MTL”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

(ii)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents.  Cash held on deposit as security is classified as restricted cash (Note 7).

(iii)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value.  Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization.  Net realizable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of cost, on a first-in first-out basis, or net realizable value. Net realizable value represents replacement cost.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(iv)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a unit of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(v)	Property, plant and equipment:

The Company’s property, plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	-	over the life of the plant, straight line
Vehicles	-	5 years, straight line
Equipment	-	5-10 years, straight line
Leasehold improvements	-	over term of lease, straight line
Mining properties	-	unit of production method
based upon the mine’s
estimated economically
proven and probable reserves

(vi)	Impairment:

The carrying value of all categories of property, plant and equipment and net smelter royalty are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

(vii)	Mineral exploration projects:

The Company considers its exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit of production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.  After a mine property has been brought into commercial production the related costs will be transferred to property, plant and equipment.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions.

(viii)	Income taxes:

The Company accounts for income taxes under the asset and liability method.  Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

The tax basis of the Company's Brazilian assets converted at period-end exchange rates results in temporary differences.

(ix)	Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred.  When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  The amortization expense is included in the statement of operations and accounted for in accumulated amortization.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(x)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations, including future income taxes, are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in income.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

(xi)	Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks.  Revenue is recognized when title is transferred, delivery is effected to the international banks, and when the Company has reasonable assurance with respect to measurement and collectability.

(xii)	Stock-based compensation:

The Company has stock-based compensation plans, which are described in Notes 13(c) and 14.  The Company accounts for all stock-based payments using the fair value based method using the Black-Scholes model.  Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period based on the changes in the intrinsic values of the awards.  Any gains or losses on re-measurement are recorded in the statement of operations.  For any forfeiture of the awards, the accrued compensation cost will be adjusted by decreasing compensation cost in the period of the forfeiture.

(xiii)	Net loss per share:

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to calculate diluted income per share.  Diluted income per share is similar to basic income per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the period greater than their exercise price are exercised and the proceeds are used to repurchase common shares.

(xiv)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly valuation of mineral properties, recoverable taxes, future tax liabilities, asset retirement obligations and measurement of inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods.  Actual results could differ from those estimates.

(xv)	Stripping costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property.  Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to a betterment of the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit of production method.

(xvi)	Financial instruments- recognition and measurement

Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards were adopted on a prospective basis with no restatement of prior period financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (xvi) (continued):

The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.  The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and a reduction of $165,000 to the opening deficit, a reduction of $2.1 million to deferred financing fees, and a reduction to notes payable of $2.3 million as at January 1, 2007.

The Company classifies all financial instruments as either held to maturity, available for sale, held-for-trading or loans and receivables.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in fair value charged or credited to the statement of operations in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses relating to an other than temporary impairment are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost, net of transaction costs, or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•	Deferred stock-based compensation liabilities are measured at their intrinsic value on the reporting date. The expense and related liability is recognized over the service or vesting period.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The following is a summary of the financial instruments outstanding and classifications as at December 31, 2008:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Forward purchase derivative asset	Held-for-trading
Call option derivative asset re notes payable	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward foreign exchange derivative liability	Held-for-trading
Forward sales derivative liability	Held-for-trading
Deferred compensation liability	Other liabilities
Notes payable	Other liabilities

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

(xvii)	Derivative financial instruments:
The Company has used certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales and forward foreign exchange contracts, to manage the Company’s exposure to changes in foreign exchange rates.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the statement of operations.  Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price.  Unrealized gains and losses on forward foreign exchange contracts are a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(b)	New Accounting Policies:

Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i)	Financial instruments disclosure and presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (Note 5)

(ii)	Capital disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital. (Note 18)

(iii)	Inventories:

In January 2007, the CICA published Section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or the prior year financial statements.

(c)	Accounting Principles Issued but not yet Implemented:

(i)	Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company is in the process of completing the scoping phase of its conversion plan, which has a timeline for assessing resources, training, analyzing key differences and selecting accounting policies under IFRS.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(c)	Accounting Principles Issued but not yet Implemented (continued):

(ii)	Goodwill and intangible assets:

In February 2008 the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is not expected to have a material impact on the Company’s financial statements.

(iii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued the Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company will adopt this abstract during the first quarter of the 2009 fiscal year. This standard is not expected to have a material impact on the Company’s financial statements.

(iv)	Business combinations:

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

(v)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(c)	Accounting Principles Issued but not yet Implemented (v) (continued):

the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

3.	Inventory:

Inventory is comprised of the following:

	2008	2007

Raw materials	$1,937	$1,013
Mine operating supplies	4,188	2,646
Ore stockpiles	4,643	1,967
Gold in process	9,178	5,098
	$19,946	$10,724

Depletion and amortization costs included in inventory
Ore stockpiles	$1,212	$475
Gold in process	2,334	1,100
	$3,546	$1,575

Stock compensation costs included in inventory
Ore stockpiles	$14	$-
Gold in process	36	-
	$50	$-

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

4.	Prepaid Expenses and Sundry Assets:

	2008	2007

Balance is made up of:
Advances to suppliers	$488	$506
Recoverable taxes (a)	27,978	24,593
Sundry receivables from related parties (b)	174	185
Call option derivative asset re notes payable (c)	1,367	73
Other	1,508	453
	31,515	25,810
Less:
Long term recoverable taxes	24,635	13,893
Long term other prepaid expenses	-	20
Sundry receivables from related parties (b)	162	-
Call option derivative asset re notes payable (c)	1,367	-
	26,164	13,913
Current portion of prepaid expenses and sundry assets	$5,351	$11,897

(a)
The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  The recoverable taxes denominated in Brazilian reais (R$) amount to R$64.8 million (2007 - R$43.3 million).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and Brazilian Resources Inc. (“BZI”) related parties (Notes 16(c) and (d)).  BZI is a founding shareholder of the Company and PCO is controlled by IMS Empreendimentos Ltda (”IMS”), a founding shareholder of the Company.

(c)	The call option derivative asset relates to an option to redeem the private placement notes at a premium prior to maturity (Note 10(g)).

5.	Risk Management Policies:

(a)	Derivative Financial Instruments

(i)	Forward sales and purchase contracts:

During 2008, the Company paid RMB International (Dublin) Limited (“RMB”) $22.1 million to close the forward sales contracts.

During 2008, the Company closed the outstanding forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was recorded as of December 31, 2007.

(ii)	Forward foreign exchange contracts:

As at December 31, 2008, the Company has forward foreign exchange contracts to purchase Brazilian reais at a weighted average rate of 1.873 as follows:

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

5.	Risk Management Policies (continued):

Settlement Date	Amount	Settlement amount in thousands of $Reais

28-Jan-09	$ 1,000	R$ 1,883
30-Jan-09	1,000	1,785
25-Feb-09	1,000	1,893
27-Feb-09	1,000	1,795
31-Mar-09	1,000	1,805
31-Mar-09	1,000	1,807
30-Apr-09	1,000	1,842
30-Apr-09	1,000	2,004
29-May-09	1,000	1,860
29-May-09	1,000	2,050
30-Jun-09	1,000	1,880
	$11,000	R$20,604

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At December 31, 2008 and December 31, 2007, $3.0 million of cash was restricted for this purpose.

At December 31, 2008, current liabilities include $2.4 million of unrealized foreign exchange losses (December 31, 2007 current assets include $1.7 million of unrealized foreign exchange gains).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	2008	2007	2006

Unrealized loss (gain)	4,099	(972)	(709)
Realized gain	(1,476)	(2,718)	(846)
Total	2,623	(3,690)	(1,555)

(b)	Financial Instruments

(i)	Credit risk:

Credit risk arises from cash held with banks, derivative financial instruments (foreign exchange forward contracts with positive fair values) and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the US. The Company manages its credit risk by entering into transactions with high credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company’s exposure for the sale of gold is limited because a sales receipt from a large financial institution must be received prior to shipment of the gold.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

5.	Risk Management Policies (continued):

(ii)	Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 18.  The Company has $24.3 million of working capital at December 31, 2008.  Accounts payable and accrued liabilities, current portion of notes payable, and current taxes payable are due within the current operating period.  The Company’s financial liabilities and other commitments are listed in Note 19.

(iii)	Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, accounts receivable, recoverable taxes, accounts payable and accrued liabilities, notes payable and taxes payable.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2008 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Impact of change to 2008 Gross Profit less Operating Expenses:
U.S. dollar per Brazilian reais	10% change in Brazilian reais	1,861
U.S. dollar per Canadian dollar[1]	10% change in Canadian dollar	5,827

[1]	The financial instruments denominated in Canadian dollars includes Cdn.$86.3 million in private placement notes which results in a Canadian dollar denominated net liability.

(iv)	Interest rate risk:

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Interest on the Company’s short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 98% of its debt with interest rates ranging from 0% to 10.5% per annum.

(v)	Price risk:

The Company is exposed to price risk with respect to gold prices and has no forward gold production hedged.

(vi)	Stock based compensation risk:

The Company is exposed to the risk of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain stock-based compensation programs.  These programs, as described in Note 14 include Deferred Stock Units (“DSUs”), Restricted Stock Units (“RSUs”) and share appreciation rights (“SARs”).  Under the program, the DSUs and RSUs represent rights to receive cash settlement from the Company equivalent to the market price of the common shares on the date of exercise.  The SARs represent rights to receive cash settlement from the Company equivalent to the amount by which the market price of the Company’s common shares at the time of exercise

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

5.	Risk Management Policies (vi)(continued):

exceeds the market price of such shares at the time of grant.  For the year ended December 31, 2008 a strengthening or weakening of $1.00 in the price of the Company’s common shares would have had an unfavourable or favourable impact of approximately $150,000 in net income, respectively.

(vii)	Fair value estimation:

The following summarizes the significant methods and assumptions used in estimating the fair value of the Company’s financial instruments.

Cash and cash equivalents, cash in trust, restricted cash, accounts payable and accrued liabilities approximate their fair values due to their immediate or short terms of maturity.

The fair value of the private placement notes is measured using the Black-Karasinski model.

The fair value of the other notes payable is determined by discounting the future cash liabilities at the current market rate of interest available to the Company.

The carrying value of the call option derivative asset relating to the private placement notes approximates fair value.  Fair value of the call feature is measured using the Black-Karasinski model.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The carrying value of deferred stock-based compensation liabilities approximates their fair values. Fair Value is measured using the intrinsic value of the awards and is recognized over the service or vesting period.

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents	$20,560	$20,560	$45,711	$45,711
Cash in trust	-	-	837	837
Restricted cash	3,106	3,106	3,102	3,102
Forward contracts
Assets	-	-	2,604	2,604
Liabilities	(2,421)	(2,421)	(15,424)	(15,424)
Call option derivative asset re notes payable	1,367	1,367	73	73
Notes payable	(74,048)	(63,160)	(95,619)	(96,120)
Accounts payable and accrued liabilities	(16,858)	(16,858)	(14,426)	(14,426)
Deferred compensation liabilities	(434)	(475)	-	-

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

6.	Net Smelter Royalty:

	2008	2007

Prometálica Mineração Ltda. (“PML”)	$1,225	$1,535
Less: Accumulated amortization	(219)	(310)
Net	$1,006	$1,225

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML“) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006. In connection with the agreement, PML had the right to buy out the NSR for $1.63 million which was not exercised.

During 2008 the Company received royalty income of approximately $30,000 (2007 - $0.3 million, 2006 - $nil)(Note 16(c)). The royalty income and the related amortization are netted in other operating expenses in the statement of operations.  PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at December 31, 2008 the amount of the obligation is approximately $1.0 million.

7.	Restricted Cash:

At December 31, 2008 $3.0 million was restricted as collateral for the foreign exchange contracts (December 31, 2007 - $3.0 million) (Note 5(a)(ii)).  In addition $106,000 was held in a Certificate of Deposit as collateral for an expense credit line (December 31, 2007 - $102,000).

8.	Property, Plant and Equipment:

		2008
		Accumulated
	Cost	Amortization	Net

Processing plant	$12,830	$(2,729)	$10,101
Vehicles	5,497	(1,868)	3,629
Equipment	82,365	(11,256)	71,109
Leasehold improvements	275	(84)	191
Assets under construction	11,330	-	11,330
Mining Properties	67,691	(15,629)	52,062
	$179,988	$(31,566)	$148,422

		2007
		Accumulated
	Cost	Amortization	Net

Processing plant	$9,037	$(1,761)	$7,276
Vehicles	3,418	(1,014)	2,404
Equipment	35,541	(4,750)	30,791
Leasehold improvements	163	-	163
Assets under construction	22,128	-	22,128
Mining Properties	26,706	(6,523)	20,183
	$96,993	$(14,048)	$82,945

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

8.	Property, Plant and Equipment (continued):

During 2007 the Company determined that mining properties in production should be classified in Property, Plant and Equipment (“PPE”).  In previous periods all mining properties including those in production were grouped with Mineral Exploration Projects.  Effective December 31, 2006 the Sabará property, which has been in production since 2004, was reclassified to PPE.  Effective January 1, 2007 the Turmalina property, which commenced production in 2007, was reclassified to PPE.  Effective July 1, 2008 the Paciência plant and Santa Isabel mine commenced production and were reclassified to PPE.  See Note 9 for a breakdown of costs reclassified.

Mining properties include the following three properties which are in production, Sabará, Turmalina and Santa Isabel:

(a)	Sabará:

The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”).  Production began in the Sabará Region in December 2003.

(b)	Turmalina:

In September 2004, the Company entered into an agreement whereby the Company acquired 100% of the quota shares of MTL, which holds certain mineral rights.  The purchase price was $1,350,000 of which $600,000 was paid in September 2004 and  $400,000 in January 2006.  The note payable was due on demand and non-interest bearing.  The balance of $350,000 was satisfied during 2007 by the transfer of Sabará Zone C property (“Zone C”) to AngloGold Ashanti Brasil Mineração Ltda. (“AngloGold”).

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party.  The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

(c)	Paciência Project - Santa Isabel mine:

The Company has an agreement with AngloGold to pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the Santa Isabel property, based on precious metal prices at the time of production.  (See (Notes 9(a),17)

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

9.     Mineral Exploration Projects:

	Balance December 31, 2006	Additions	Write-off fully amortized property	Reclassify to Different Project	Reclassify to PPE	Balance December 31, 2007	Additions	Reclassify to PPE	Balance December 31, 2008

Sabará:
Acquisition of property	$3,195	$39	$-	$-	$(3,234)	$-	$-	$-	$-
Mine development expenditures,
exploration and carrying costs	3,908	3,970	(1,570)	(4,123)	(2,185)	-	-	-	-
Asset retirement obligations	452	5	(66)	(72)	(320)	-	-	-	-
Accumulated amortization	(5,239)	(256)	1,636	20	3,839	-	-	-	-
	2,316	3,758	-	(4,175)	(1,900)	-	-	-	-
Paciência Project (Rio De Peixe):
Acquisition of mineral rights to the
property	1,266	63	-	(1,329)	-	-	-	-	-
Exploration expenditures and carrying
costs	16	58	-	(74)	-	-	-	-	-
	1,282	121	-	(1,403)	-	-	-	-	-
Caeté Project (Pilar):
Acquisition of property	1,114	(64)	-	(1,050)	-	-	-	-	-
Mine development expenditures,
exploration and carrying costs	8,469	2,736	(472)	(10,733)	-	-	-	-	-
Asset retirement obligations(Note 11)	247	-	(107)	(140)	-	-	-	-	-
Accumulated amortization	(579)	-	579	-	-	-	-	-	-
	9,251	2,672	-	(11,923)	-	-	-	-	-
Paciência Project (a):
Acquisition of properties	818	264	-	1,706	-	2,788	-	(1,178)	1,610
Mine development expenditures,
exploration and carrying costs	13,985	10,486	(113)	(6,999)	-	17,359	15,393	(22,905)	9,847
Accumulated amortization	(187)	-	113	74	-	-	-	-	-
Asset retirement obligations(Note 11)	-	-	-	-	-	-	3,971	(3,971)	-
	14,616	10,750	-	(5,219)	-	20,147	19,364	(28,054)	11,457
Turmalina (b):
Acquisition of properties	1,883	7	-	-	(1,890)	-	1,197	-	1,197
Mine development expenditures,
exploration and carrying costs	11,925	4,899	-	-	(14,504)	2,320	4,029	-	6,349
Asset retirement obligations(Note 11)	964	-	-	-	(964)	-	-	-	-
Accumulated amortization	-	(394)	-	-	394	-	-	-	-
Reclassification to plant and equipment	(141)	-	-	-	141	-	-	-	-
	14,631	4,512	-	-	(16,823)	2,320	5,226	-	7,546
Caeté Expansion Project (c):
Acquisition of property	-	8,522	-	1,175	-	9,696	4,953	-	14,649
Mine development expenditures,
exploration and carrying costs	-	7,544	-	21,427	-	28,971	16,456	(17)	45,410
Asset retirement obligations(Note 11)	-	-	-	212	-	212	96	-	308
Accumulated amortization	-	-	-	(94)	-	(94)	(68)	-	(162)
	-	16,066	-	22,720	-	38,785	21,437	(17)	60,205
Faina and Pontal
Mine development expenditures,
exploration and carrying costs	-	21	-	-	-	21	50	-	71
	-	21	-	-	-	21	50	-	71
Balance December 31 as reported	42,096	37,900	-	-	(18,723)	61,273	46,077	(28,071)	79,279
Less: Sabará property reclassified to PPE	(1,666)	-	-	-	-	-	-	-	-

Total Mineral Exploration Projects	$40,430	$37,900	$-	$-	$(18,723)	$61,273	$46,077	$(28,071)	$79,279

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

9.	Mineral Exploration Projects (continued):

(a)	Paciência Project

Effective July 1, 2008 the Paciência plant and Santa Isabel mine commenced production and were reclassified to PPE.

The Paciência project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagão, Bahu, Monges and Ajuda.

In November 2003 the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000.  The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté expansion project, Catita and Camará. The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price.  If this were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million.  Part of the purchase price was satisfied by the settlement of $350,000 in existing liabilities payable by MSOL to AngloGold.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003.  MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold.  As at December 31, 2007 the Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction.  Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company is recognizing additional gains over the life of the mine as royalty expense is reduced.  During 2008 additional gains of $452,000 were recognized relating to this property (Notes 8(b)(c), 17).

(b)	Turmalina

The costs relate to the Satinoco property adjacent to the Turmalina plant and mine.  The property is subject to a royalty payable to a third party (Note 8 (b)).

(c)	Caeté Expansion Project

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camara, Roça  Grande and Serra Paraiso -sulphide, Juca Vieira and Trindade.

(i)	Pilar

Pursuant to a property acquisition agreement dated November 19, 2003, the Company acquired the Santa Bárbara (Pilar) gold property from Companhia Vale do Rio Docê (“CVRD”).  The purchase price was $1.1 million for the actual known measured and indicated gold resources at that time.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

9.      Mineral Exploration Projects (c)(i)(continued):

For any additional resources determined to be measured or indicated by the Company’s exploration program on the property prior to November 2005, CVRD was to be paid $7.48 per ounce of additional gold resource identified.  In September 2007 it was determined that the Company owed CVRD an additional $1.3 million which was paid in December 2007.

(ii)   Roça Grande

In 2005 the Company acquired an option from CVRD for the Roça Grande Properties (Note 10(h)).

10.	Notes Payable:

	2008	2007

(a)(i) Due to ABN AMRO	$-	$135
(a)(ii) Due to ABN AMRO	-	600
(b) Due to Banco Volkswagen	123	349
(c)(i) Due to Banco Itaú S.A.,formerly Bank Boston	-	14
(c)(ii) Due to Banco Itaú S.A.	-	179
(d) Due to Banco Itaú S.A.	-	1,200
(e) Due to RMB International	-	8,762
(f)(i) Due to Banco Bradesco	58	217
(f)(ii) Due to Banco Bradesco	-	1,000
(f)(iii) Due to Banco Bradesco	144	-
(f)(iv) Due to Banco Bradesco	585	-
(g) Private placement notes	60,124	74,707
(h) Due to CVRD	11,908	6,956
(i)(i) Due to Banco Santander	-	1,500
(i)(ii) Due to Banco Santander	729	-
(i)(iii) Due to Banco Santander	377	-
Total	74,048	95,619
Less: Current portion	4,319	11,699
Long term portion	$69,729	$83,920

Principal repayments over the next 4 years:
2009	$4,680
2010	10,396
2011	192
2012	70,431
Total	85,699
Less: Unamortized discounts	(11,651)
Net	$74,048

(a)	Due to ABN AMRO

(i)
Related to a secured credit facility for the purpose of purchasing equipment which was repaid during the year.  As at December 31, 2007 R$239,000 ($135,000) was outstanding.  The loan bore interest at TJLP (Brazilian government rate) plus 4% (10.25% at December 31, 2007).  The loan was secured by the equipment purchased.

(ii)
Related to secured notes payable of $600,000 for general working capital which was repaid during the year.  The advance on export contracts bore interest at 6.5% per annum.  The note was secured by future gold sales.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

10.	Notes Payable (continued):

(b)	Due to Banco Volkswagen

Relates to secured notes payable of R$288,000 ($123,000) at December 31, 2008 for the purpose of purchasing trucks.  R$619,000 ($349,000) was outstanding at December 31, 2007. The loans bear interest at TJLP (Brazilian government rate) plus 3.0% (9.25% at December 31, 2008 (as at December 31, 2007 the notes bore interest at TJLP plus 2.99% (9.24%)) and are repayable over 48 months.  The loans are secured by the trucks purchased.

(c)	Due to Banco Itaú S.A. formerly Bank Boston

(i)
Related to a secured credit facility of R$2.5 million (approximately $1.1 million) for the purpose of purchasing equipment.  As at December 31, 2007 R$24,000 ($14,000) was outstanding.  The loan bore interest at TJLP (Brazilian government rate) plus 3% (9.25% at December 31, 2007) and was repaid during the year.  The loan was secured by the equipment purchased.

(ii)
Related to a part of the secured credit facility of R$2.5 million (Note 10 (c)(i)) for the purpose of purchasing equipment of which R$317,000 ($179,000) was outstanding on December 31, 2007.  The loan bore interest at TJLP (Brazilian government rate) plus 2.7% per annum (8.95% at December 31, 2007) and has subsequently been repaid during 2008.  The loan was secured by the equipment purchased.

(d)	Due to Banco Itaú S.A.

Related to secured notes payable of $1.2 million for general working capital.  The loan bore interest at 11% per annum and was repaid on January 21, 2008.  The note was secured by personal guarantees of certain officers of MSOL.

(e)	Due to RMB International

Relates to a loan facility agreement with an original principal amount of $14 million.  At December 31, 2007 $4.2 million had been repaid and $9.8 million remained outstanding.  The loan was recorded at the net carrying value of $8.8 million on December 31, 2007 ($9.8 million principal outstanding less the unamortized discount of $1.0 million.) The loan bore interest at U.S. LIBOR plus 4% per annum (8.7% at December 31, 2007). The loan was secured by all of the assets of MTL, including an escrow agreement regarding the cash sweep accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by MSOL of its quota shares in MTL, the assets of Sabará, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL.  The arrangement fee included a cash fee of $280,000, issuance of 350,000 listed Jaguar warrants and 1,093,835 unlisted warrants.300,000 unlisted warrants were also issued to consultants involved in the financing.  These warrants, valued at $1.7 million, were issued in association with the credit facility.  The cost of warrants and arrangement fees were included in the carrying value of the loan and were being amortized over the life of the loan using the effective interest method.  The terms of the loan required hedging strategies for gold price and currency protection.  The terms of the loan required that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained.  At December 31, 2007 the Company was in compliance with these financial covenants.

On March 13, 2008 the Company paid RMB $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  Unamortized debt issuance costs relating to the loan and previously recorded as a reduction to the loan amount were expensed during 2008.  Included in interest expense is a non-cash charge of $1.0 million relating to these debt issuance costs.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

10.	Notes Payable (continued):

(f)	Due to Banco Bradesco

(i)
Relates to a secured credit facility of R$1.5 million ($648,000) for the purpose of purchasing equipment of which R$137,000 ($58,000) (December 31, 2007 - R$384,000 ($217,000)) is outstanding.  The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.8% (9.05% at December 31, 2008 and December 31, 2007) and are repayable over 36 months.  The loans are secured by the equipment purchased.

(ii)
Related to secured notes payable of $1.0 million for general working capital.  The advance on export contracts bore interest at 6.4% per annum and was repaid on July 29, 2008.  The note was secured by future gold sales.

(iii)
Relates to secured credit facility of R$336,000 ($144,000) ($nil - December 31, 2007) for the purchase of purchasing equipment. The equipment loan bears interest at TJLP (Brazilian government rate) plus 1.9% (8.15% at December 31, 2008) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(iv)
Relates to secured credit facility of R$1.4 million ($585,000) ($nil - December 31, 2007) for the purchase of equipment. The equipment loan bears interest at TJLP (Brazilian government rate) plus 3.02% (9.27% at December 31, 2008) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(g)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million).  Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar.  The notes are secured by shares of MSOL, which holds all of the operating assets of the Company, and are repayable on March 23, 2012. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011.  In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

The Company allocated a portion of the private placement proceeds to common shares based on the share price of the common shares on March 8, 2007.  The following is a summary of the allocation of the proceeds from private placement notes and reconciliation to the carrying value outstanding:

	2008	2007

Gross proceeds	$74,508	$74,508
Allocation to common shares	(11,362)	(11,362)
Allocation to call option	74	74
Finance fees	(2,842)	(2,842)
Net March 2007	60,378	60,378
Accretion of finance fees	3,994	1,720
Period end foreign exchange adjustment	(4,248)	12,609
Net carrying value of private placement notes	$60,124	$74,707

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

10.	Notes Payable (continued):

(h)	Due to CVRD

Relates to purchase of mineral rights for the Roça Grande property.  The note payable is non-interest bearing and is expected to be repaid by 2010.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed an audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million.  On April 8, 2008, the Company agreed to pay an additional $5.5 million for a total of $13.3 million, based upon additional resources discovered during a final review of the estimated mineral resources available.  The timing of these payments is dependant upon CVRD’s registration of the mineral rights transfer with the Departamento Nacional de Producao Mineral.  The Company expects to execute the final transfer agreement and pay $3.3 million of the purchase price in the second quarter of 2009 and the remaining balance of $10.0 million in 2010.

CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property until November 2008.

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized using the effective interest method.

(i)	Due to Banco Santander

(i)
Relates to secured notes payable of $1.5 million for general working capital which was repaid December 11, 2008.  The advance on export contracts was extended from June 27, 2008, and bore interest at 5.87% per annum (December 31, 2007 - 6.8%).  The note was secured by future gold sales.

(ii)
Relates to a secured credit facility of $729,000 for the purpose of purchasing equipment. The equipment loan bears interest at LIBOR plus 3.85% (5.27% at December 31, 2008) and is repayable on April 17, 2009. The loan is secured by the equipment purchased.

(iii)
Relates to a secured credit facility of $377,000 for the purpose of purchasing equipment. The equipment loan bears interest at LIBOR plus 3.90% (5.32% at December 31, 2008) and is repayable over 36 months. The loan is secured by the equipment purchased.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

11.	Asset Retirement Obligations:

		2008		2007

Balance, beginning of year		$2,975		$1,669
Increase in reclamation obligations
Sabará Plant and Zone A (a)	$-		$433
Turmalina (b)	-		892
Paciência (c)	4,413		-
Serra Paraíso (d)	191		-
Pilar Sulphide (e)	96	4,700	-	1,325
Reclamation expenditures		-		(157)
Accretion expense		490		138
Balance, end of year		8,165		2,975
Less: current portion		1,337		269
		$6,828		$2,706

       The asset retirement obligations relate to the following:

(a)	Sabará Plant and Zone A:

The Company expects to spend approximately $833,0001 between 2009 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(b)	Turmalina Plant and Mine:

The company expects to spend approximately $3.11 million between 2014 and 2019 to reclaim land that has been disturbed as a result of the mining activity.

(c)	Paciência Plant and Mine development:

The company expects to spend approximately $5.41million between 2013 and 2016 to reclaim land that has been disturbed as a result of the mining activity.

(d)	Serra Paraíso Mine:

The company expects to spend approximately $200,0001 between 2009 and 2012 to reclaim land that has been disturbed as a result of the mining activity.

(e)	Pilar Sulphide:

The company expects to spend approximately $150,0001 between 2019 and 2021 to reclaim land that has been disturbed as a result of the mining activity.

(f)	Sabará Zone B:

The Company expects to spend approximately $140,0001 in 2009 to reclaim land that has been disturbed as a result of the mining activity.

(g)	Caeté Plant:

The Company expects to spend approximately $110,0001 in 2013 relating to plant closure costs.

(h)	Pilar Oxide:

The Company expects to spend approximately $129,0001 in 2009 to reclaim land that has been disturbed as a result of mining activity.

The credit adjusted risk free rate at which the estimated future cash flows have been discounted is 10% and the inflation rate used to determine future expected cost ranges is 3.7% to 6.2% per annum.

[1] These figures have not been discounted or adjusted for inflation.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

12.	Income taxes:

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 33.5% (2007-36.12%, 2006 - 36.12%) to loss before income taxes as follows:

	2008	2007	2006

Expected income tax recovery (expense) using statutory income tax rate	$(93)	$8,114	$4,395
Increase (decrease) in tax recovery resulting from:
Foreign exchange	14,542	824	262
Stock based compensation	(445)	(3,883)	(2,164)
Loss on forward sales derivatives	(2,170)	(3,910)	(2,464)
Non-deductible interest expense	5	(497)	-
Interest income-share purchase loans	-	-	(12)
Capital gains tax on expired warrants	-	(1)	(183)
Impact of future changes in enacted tax rates	-	(2,403)	-
Other non-deductible expenses	(77)	-	-
Withholding tax on inter-company interest	(1,397)	(915)	-
Valuation allowance	(14,897)	(2,523)	(158)
Income tax expense	$(4,532)	$(5,194)	$(324)

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

12.	Income taxes (continued):

	2008	2007

Future Tax Assets
Canada
Non-Capital losses (a)	$5,109	$5,831
Stock issuance costs and financing fees	2,234	1,510
Cumulative eligible capital	141	174
Unrealized gain on forward sales derivatives	-	(268)
Unrealized (gain) loss on foreign exchange	(4,341)	4,050

Brazil
Pre-production costs	208	-
Unrealized loss on foreign exchange	19,061	-
Non-Capital losses (b)	3,912	1,403
Amounts not deductible until paid (realized)	1,269	1,240
	27,593	13,940
Valuation Allowance	(23,832)	(11,301)
	3,761	2,639
Future Tax Liabilities
Brazil
Acquisition of mineral property
Sabará	(19)	(70)
Rio de Peixe	(452)	(599)
Acquistion of Caeté Plant	(10)	(37)
Net smelter royalty amortization	(64)	-
Capitalized pre-stripping cost	(3,088)	(1,476)
Engineering costs capitalized	(128)	(145)
Unrealized foreign exchange gain	-	(2,494)
	(3,761)	(4,821)
New Future Tax Liabilities	$-	$(2,182)

Canada

(a)	The Company has non-capital losses carried forward of approximately $17.6 million that are available for tax purposes. The losses expire as follows:

Year	Amount in Thousands of US$

2010	1,839
2014	3,067
2015	4,689
2026	1,327
2027	4,968
2028	1,729

None of the Canadian non-capital loss carry-forwards have been included in future tax assets.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

12.	Income taxes (continued):

Brazil

(b)
The Company has non-capital loss carry-forwards of approximately $11.5 million which can be carried forward indefinitely, however, only 30% of the taxable income in one year can be applied against the loss carry-forward balance. None of the Brazilian non-capital loss carry-forwards have been recognized in future tax assets.

13.	Capital Stock:

(a)	Common shares:

The Company is authorized to issue an unlimited number of common shares.

(i)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.

(ii)
In August 2006, Jaguar received approval from the TSX for a normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  During 2006, Jaguar purchased 1,000 common shares at an average price of Cdn.$4.65 per common share.  During 2007 the Company purchased an additional 62,400 shares at an average price of Cdn.$5.80 per common share.  These shares have been cancelled.

In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and terminated on August 29, 2008.  In June 2008, the Company received approval from the TSX for an amendment to the second normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$10.0 million.  The normal course issuer bid commenced on July 2, 2008 and terminated on August 29, 2008.  During 2007 the Company purchased 174,000 of its common shares at an average price of Cdn.$9.92.  During 2008 the Company purchased 647,300 shares at an average price of Cdn.$9.98 per common share. These shares have been cancelled.

In November 2008, Jaguar received approval from the TSX for a third normal course issuer bid to purchase up to the lesser of 3,119,114 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$7.0 million.  No purchases have been made under the third normal course issuer bid.

The share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During 2008 common stock was reduced by $2.5 million (2007 - $596,000), and the excess paid over the average cost basis in the amount of $3.9 million (2007 - $1.5 million, 2006 - $2,000) was charged to deficit.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

13.	Capital Stock (continued):

(a)	Common shares (continued):

Shareholder Rights Plan

On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar.  Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the Board.  These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time.  The Rights Plan has been approved by the Toronto Stock Exchange and was ratified by the shareholders on May 10, 2007.

(b)	Warrants:

On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants.  Each warrant entitled the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007.  Under the early exercise program the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007.

As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.  This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing each remaining listed warrant (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  At December 31, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 common shares.

At December 31, 2007, $0.8 million of cash was held in trust relating primarily to warrant exercises.

During 2008 144,081 compensation warrants were exercised at Cdn.$5.25 per share for gross proceeds of Cdn.$756,000 (752,000).  At December 31, 2008 no warrants were outstanding.

(c)	Stock options:

During 2003 the Company established The Jaguar Stock Option Plan (the “Plan”).  Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries.  The maximum number of Company shares that have been reserved under this plan is 10,500,000.  Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004 the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options.  During the year ended December 31, 2008, 619,500 options were exercised using the cashless method (2007 - 164,000, 2006 -1,796,967).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

13.	Capital Stock (continued):

(c)	Stock options (continued):

Common share options	Number	Weighted Average Exercise Price U.S.	Weighted Average Exercise Price Cdn.

Balance, December 31, 2005	4,425,300	$0.79	$3.80
Issued during the year	3,045,000	-	5.56
Options exercised:
-exercisable in US$	(1,150,997)	0.76	-
-exercisable in Cdn.$	(688,303)	-	4.06
Options expired	(362,000)	-	3.95
Balance, December 31, 2006	5,269,000	$1.03	$4.80
Issued during the year	2,808,500	-	7.59
Options exercised:
-exercisable in US$	(24,000)	1.17	-
-exercisable in Cdn.$	(192,842)	-	3.74
Options expired	(55,000)	-	4.51
Balance, December 31, 2007	7,805,658	$1.00	$5.85
Issued during the year	130,000	-	6.86
Options exercised:
-exercisable in Cdn.$	(699,645)	-	3.83
Options expired	(175,000)	-	6.36
Balance, December 31, 2008	7,061,013	$1.00	$6.06

Exercise price		Outstanding December 31, 2008	Weighted Average Remaining Life in Years	Number Exercisable

$1.00		135,000	0.01	135,000
$3.29	Cdn.	40,000	1.94	40,000
$3.47	Cdn.	350,000	1.13	350,000
$3.65	Cdn.	126,000	1.19	126,000
$3.75	Cdn.	115,000	0.01	115,000
$4.00	Cdn.	157,500	0.81	157,500
$4.05	Cdn.	470,000	0.38	470,000
$4.25	Cdn.	71,000	0.45	71,000
$4.41	Cdn.	398,000	2.50	-
$4.60	Cdn.	100,000	0.72	100,000
$4.62	Cdn.	36,000	2.67	36,000
$4.72	Cdn.	13,513	0.01	13,513
$5.25	Cdn.	50,000	0.42	50,000
$5.25	Cdn.	200,000	0.72	200,000
$5.49	Cdn.	1,000,000	2.36	1,000,000
$5.94	Cdn.	1,135,000	3.22	1,093,332
$6.00	Cdn.	50,000	0.92	50,000
$6.40	Cdn.	1,010,000	2.92	1,010,000
$6.48	Cdn.	364,000	3.69	81,500
$9.54	Cdn.	1,240,000	3.93	1,240,000
		7,061,013		6,338,845

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

13.	Capital Stock (continued):

(c)	Stock options (continued):

During 2008 130,000 options were granted to a consultant of the Company which vested upon future performance.  These options expired without vesting and therefore were not valued or expensed during the year.

The weighted average fair value at the date of grant for the options granted during the year ended December 31, 2008 (n/a) (2007 - $4.07, 2006 - $2.31).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006

Risk-free interest rate	-	3.9% - 4.3%	3.8% - 4.5%
Expected dividend yield	-	0.0%	0.0%
Expected share price volatility	-	55.0% - 60.0%	50.0% - 55.0%
Expected life of the options	-	2.8 - 4.0 years	1.5 - 5 years

14.	Long- term Incentive Plans

On November 5, 2008, the Company established three long-term incentive plans for directors, senior officers, employees and consultants of the company.

A Deferred Share Unit Plan (“DSU”) was established which allows the Company to grant its directors performance awards.  DSUs call for eventual settlement in cash based upon the price of the Company’s common stock subsequent to a director’s termination from the Company’s board of directors.  On November 5, 2008 111,737 DSUs were granted and a deferred compensation liability of $375,000 was recorded at December 31, 2008 (2007 - $nil).  Included in stock compensation expense for the year ended December 31, 2008 is $393,000 relating to DSUs (2007 - $nil, 2006 - $nil).

A Restricted Stock Unit Plan (“RSU”) was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company.  RSUs call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date.  On November 5, 2008 140,000 RSUs were granted to senior officers, employees and consultants of the company and on December 9, 2008 173,200 RSUs were granted to employees and consultants of the company.  Deferred compensation liabilities of  $42,000 were recorded as at December 31, 2008 relating to these grants (2007- $nil).  Included in stock compensation expense for the year ended December 31, 2008 is $33,000 relating to RSUs (2007 - $nil, 2006 - $nil).  Included in other cost of goods sold for the year ended December 31, 2008 is $2,000 (2007 - $nil, 2006 - $nil) and in inventory is $5,000 (2007 - $nil, 2006 - $nil) relating to RSU’s.  $2,000 of RSU costs were deferred and are included in Mineral properties (2007 -$nil)

A Stock Appreciation Rights Plan (“SAR”) was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company.  SARs call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date.  On November 5, 2008 685,000 SARs were granted to senior officers of the Company which will result in a deferred compensation liability in the amount by which the market price of the Company’s common shares at the vesting date November 4, 2011 exceeds the market price of $3.30 at the time of grant.  Deferred compensation liabilities of $17,000 were recorded as at December 31, 2008 relating to these grants.  Included in stock compensation expense for the year ended December 31, 2008 is $17,000 relating to SARs (2007 - $nil, 2006 - $nil).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

15.	Basic and Diluted Net Loss per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	2008	2007	2006

Numerator
Net loss for the year	$(4,256)	$(27,660)	$(12,746)

Denominator
Weighted average number of common shares outstanding	62,908,676	53,613,175	43,114,563

Basic and diluted net loss per share	$(0.07)	$(0.52)	$(0.30)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

16.	Related Party Transactions:

(a)
The Company incurred fees of $719,000 for the year ended December 31, 2008 (2007 - $747,000, 2006 - $739,000) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.

(b)
The Company incurred occupancy fees of $180,000 for the year ended December 31, 2008 (2007 - $120,000, 2006 - $120,000) to BZI, a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term will be three years beginning on the date of occupancy.  The Company also incurred consulting fees and administrative service charges of $344,000 from BZI for the year ended December 31, 2008 (2007 - $450,000, 2006 - $314,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2008 accounts payable and accrued liabilities includes $39,000 due to BZI.  As at December 31, 2007 prepaid expenses and sundry assets includes a receivable of $101,000 from BZI.

(c)
The Company recognized rental income of $9,000 from PML and $34,000 from PCO for the year ended December 31, 2008 (2007 - $192,000 from PML and $126,000 from PCO, 2006 - $nil from PML and $90,000 from PCO) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2008 prepaid expenses and sundry assets includes $12,000 from PCO and $nil from PML (as at December 31, 2007 - $149,000 receivable from PML, and $36,000 from PCO) (Note 4(b)).  During 2008 the Company also received approximately $30,000 (2007 - $0.3 million, 2006 - $nil) of royalty income relating to the NSR (Note 6).

(d)
The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the company of R$378,000 ($162,000).  As at December 31, 2008, prepaid expenses and sundry assets include $162,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2007 - $nil) (Note 4 (b)).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

17.	Supplemental Cash Flow Information:

	December 31, 2008	December 31, 2007	December 31, 2006

Equipment purchased on issuing note payable (Notes 10(a),(b),(c),(f),(i)	$2,263	$-	$649
Equipment purchased on eliminating loan receivable	$-	$-	$327
Warrants issued in conjunction with the offering	$-	$-	$584
Conversion of loan receivable into NSR (Note 6)	$-	$-	$1,535
Transfer of Zone C in return for forgiveness of note payable and royalties payable (Note 9(a))	$452	$350	$-
Mineral rights purchased on issuing note payable to CVRD (Note 10(h))	$5,494	$8,208	$-

	December 31, 2008	December 31, 2007	December 31, 2006

Interest paid	$9,312	$8,217	$270
Income taxes paid	$-	$-	$591

Cash and cash equivalents include R$415,000 ($177,000) in bank certificates of deposit (2007 - R$38.0 million ($21.4 million)) and Cdn$7.5 million ($6.0 million) of cashable guaranteed investment certificates.

18.	Capital Disclosures

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties; and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain our capital structure, the Company may adjust the amount of long term debt, enter into new credit facilities, purchase some of its common shares for cancellation pursuant to normal course issuer bids or issue new common shares.  The Company’s overall strategy remains unchanged from 2007.

The capital structure of the Company consists of notes payable (Note 10) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

19.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into forward foreign exchange contracts which future payments are dependent upon future exchange rates (Note 5(a)(ii)). The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

19.	Commitments (continued):

	Less than 1			More than 5
Commitments	year	1 -3 years	3 - 5 years	years	Total

Current liabilities
Accounts payable and acrrued liabilities	$13,416	$-	$-	$-	$13,416
Current taxes payable	8,626	-	-	-	8,626
Notes Payable
Principal	4,680	10,588	70,431	-	85,699
Interest	7,528	14,842	1,682	-	24,052
Capital Lease	-	-	-	-	-
Operating Lease Agreements	191	180	-	-	371
Management agreements (a)
Operations	1,093	398	-	-	1,491
Suppliers agreements
Mine operations (b)	273	-	-	-	273
Drilling (c)	94	-	-	-	94
Asset retirement obligations (d)	630	565	5,402	3,497	10,094
Joint venture agreement (e)	-	729	-	-	729
Total	$36,531	$27,302	$77,515	$3,497	$144,845

(a)	The term of the management agreements are one to two years (Note 10(a)).

(b)	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.

(c)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The asset retirement obligations are not adjusted for inflation and are not discounted.

(e)
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata Brasil Exploração Mineral Ltda. (“Xstrata”) to explore the Pedra Branca Gold Project in Northern Brazil.  The Company was required to pay an aggregate fee of $150,000 over two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 was paid in March 2008).  The Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures over four years.  The Company must meet annual exploration expenditure targets for each year in which it maintains the option.  As at December 31, 2008 the Company has expended $3.1 million on exploration thereby meeting the exploration targets for years 2008 to 2010.  An additional $729,000 is required to be spent on exploration prior to February 28, 2011 to meet the balance of the $1.5 million exploration target.

The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

20.	Subsequent Events:

(a)
In February 2009, the Company reached a settlement with Companhia Vale do Rio Doce (“Vale”) to exchange in-kind $5.0 million of iron ore concessions controlled by Jaguar in exchange for a portion of the Roça Grande gold mineral royalty liability owed to Vale.  The portion of the iron ore concession exercised by Vale represents a small part of the overall concession held by Jaguar with the remaining acreage to remain available to Vale should it determine at a future point the additional land is desired.

(b)
On March 2, 2009 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to 4.5 percent of the gross proceeds of the offering.

21.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year’s presentation.